Exhibit 99.1

PainReform Ltd. enters into a Strategic Investment Agreement to Expand its Non-Opiate
 Pain Management Pipeline into Opthamology with LayerBio

This Investment will add a differentiated ophthalmic platform, targeting an estimated 3 million annual U.S. cataract surgeries with long-acting, “dropless” pain and inflammation treatment

Tel Aviv – July 10, 2025 — PainReform Ltd. (Nasdaq: PRFX), today announced, through its pharmaceutical division, the signing of a strategic investment agreement with LayerBio Inc., a privately held Boston biotechnology company developing proprietary, long-acting, non-opiate treatments for ophthalmic surgery.

This agreement marks PainReform’s plan to strategically expand into ophthalmology through the addition of a new drug delivery platform to its specialty pharma, non-opiate pain management pipeline. While the Company continues to advance its lead candidate, PRF-110, for the treatment of post-operative pain in general surgery, this strategic investment introduces a distinct and complementary technology targeting the high-volume cataract surgery market.

LayerBio’s lead product candidate, OcuRing™-K, is a patent-protected, sustained-release intraocular ring designed to deliver anti-inflammatory and analgesic agents following cataract procedures. This “dropless” therapy has the potential to replace traditional post-surgical eye drops, which are often associated with poor absorption, low patient compliance, and ocular surface complications. With approximately 3 million cataract surgeries performed annually in the United States, OcuRing-K has the potential to address a significant clinical and commercial opportunity.

Under the terms of the agreement, PainReform will receive a majority equity stake in LayerBio as well as a majority position on LayerBio’s board in consideration for an investment based on the successful achievement of milestones of an aggregate amount of $3 million.  LayerBio has agreed that it will use the proceeds from PainReform solely for funding a planned Phase II clinical trial of OcuRing-K under an FDA approved protocol. Painreform shall make an initial investment of $600,000 upon closing and the remainder will be provided in tranches, conditioned on the successful achievement of key development milestones. The management of LayerBio will continue to lead product development and operations, with strategic oversight and monitoring provided by PainReform.

The transaction is expected to close by the end of July 2025, subject to customary closing conditions.

“This agreement reflects our plans to broaden PainReform’s non-opiate pain management pipeline through innovative technologies in high-need surgical markets,” said Dr. Ehud Geller, Chairman and interim CEO of PainReform. “We believe LayerBio’s OcuRing-K platform is an ideal fit with our mission, enabling us to participate in the ophthalmology space with a differentiated, clinically promising product”

Dr. Ken Mandell will continue to lead LayerBio as Chief Executive Officer, guiding its operations and product development efforts. A Harvard-trained ophthalmologist and biotechnology entrepreneur, Dr. Mandell is the founder of LayerBio and a recognized leader in sustained-release drug delivery. He is a co-inventor of TYRVAYA® (approved for dry eye disease) and Aldeyra’s reproxalap eye drop for ocular inflammation and holds over 15 U.S. patents. Over the course of his career, he has contributed to more than a dozen Investigational New Drug (IND) applications and overseen multiple Phase 1–3 clinical trials. Prior to founding LayerBio, Dr. Mandell served as Chief Medical Officer at Aramis Biosciences, Intergalactic Therapeutics, Neurotech Pharmaceuticals, and Noveome Biotherapeutics. He currently serves as a board member and advisor to several ophthalmic and drug delivery companies, including NexEos Bio, Invirsa, and Proteris Biotech.

Dr. Geller continued, “We are looking forward to working with Dr. Ken Mandell and believe that his expertise and vision will be invaluable as he continues to lead LayerBio’s operations and drive the next phase of innovation together.”

PainReform remains committed to expanding its pharmaceutical business through targeted investments and partnerships that support its mission of delivering long-acting, non-opiate therapies to improve surgical recovery and reduce opioid dependence.

About PainReform

PainReform Ltd. (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PainReform also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption—particularly in solar-integrated environments. This dual business model reflects PainReform’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PainReform’s expectations, beliefs and intentions including with respect to the anticipated benefits to PainReform of its planned strategic investment in LayerBio, the anticipated market opportunity, the timing and completion of the stratetic investment, and the planned use of proceeds by LayerBio. .Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business, including due to the current war in Israel. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PainReform Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com